Exhibit 99.1

THE STARS GROUP AGREES TO ACQUIRE BETEASY MINORITY INTEREST; SETTLES PERFORMANCE PAYMENT

TORONTO - December 3, 2019 - The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it has agreed with the minority shareholders of BetEasy, its Australian-based sports betting business, to acquire the remaining 20% interest in the company for AUD$151 million. As part of this agreement, The Stars Group also agreed to pay AUD$100 million to settle the previously disclosed performance payment under the agreements for its 2018 acquisition of the initial 80% interest.
“I’m delighted to reach this agreement for our BetEasy business,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “The launch of BetEasy through our acquisitions of CrownBet and William Hill Australia in 2018 created one of the leading operators in Australia and increased our exposure to a high-growth regulated market. Matt Tripp’s entrepreneurial spirit and vision has guided BetEasy since he founded the business and we are glad he will oversee the transition as non-executive President,” concluded Mr Ashkenazi.
The Stars Group currently expects to complete the minority acquisition within 90 days following the earlier of either the issuance of The Stars Group’s audited financial statements for the year-ended December 31, 2020 or the completion of the previously announced board-recommended all share combination of The Stars Group with Flutter Entertainment Plc. The purchase price will be settled in cash unless it follows the completion of the combination, in which case Flutter may elect to settle in cash, Flutter ordinary shares or a combination of the same.
In addition to the acquisition of the remaining interest, The Stars Group will settle the performance, or earn-out, payment to the minority shareholders for AUD$100 million. The performance payment, which could have reached AUD$232 million, was subject to certain performance conditions primarily related to BetEasy’s EBITDA.
Also as part of the agreement, The Stars Group will repay AUD$56.9 million of outstanding BetEasy minority shareholder loans.

Matt Tripp, BetEasy’s CEO, will provide ongoing leadership as the non-executive President of BetEasy beginning January 1, 2020, with Andrew Menz, who previously served as BetEasy’s Director of Strategy & Regulatory Affairs, as his successor in the CEO role. Mr Menz was previously the Legal and Corporate Affairs Director of Betfair Australia and was at the forefront of the establishment of Responsible Wagering Australia, a key group for Australia’s online wagering industry.
“I’m pleased to see our long-term succession plan come to fruition. Andrew Menz brings deep commercial and regulatory experience which leaves BetEasy in a strong position to continue delivering profitable growth,” said Matt Tripp. “I know that this business, which we founded back in 2013, is in very capable hands with a strong executive team and the backing of The Stars Group, who have been terrific partners and global leaders in this industry,” he concluded.
About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.
About BetEasy
BetEasy is a leader in online and mobile wagering in the Australian market and is majority owned by The Stars Group.
Through proprietary technology and innovative interfaces and applications, BetEasy provides its customers with a category-leading wagering experience and is the only corporate bookmaker in Australia to stream every Australian thoroughbred, greyhound and harness racing to its customers. BetEasy is the Official Wagering Partner of the NBA and the AFL, Premier Wagering Partner of thoroughbred broadcaster Racing.com and is a founding member of Responsible Wagering Australia which advocates for enhanced consumer protection and sporting integrity outcomes in the Australian wagering industry.
Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, The Stars Group’s acquisition of the minority interest in BetEasy and BetEasy’s future growth. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
For media inquiries, please contact:
Vaughan Lewis: ir@starsgroup.com and press@starsgroup.com